October 17, 2007


U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Cicely LaMothe
            Mr. Wilson K. Lee


Re:  American Church Mortgage Company
     Form 10-KSB for the year ended 12/31/06
     File No. 000-25919


Ladies and Gentlemen:

In connection with the letter dated October 10, 2007 from the U.S. Securities and Exchange Commission (the "Commission"), to American Church Mortgage Company (the "Company"), the Company hereby acknowledges the following with respect to the above-captioned Form 10-KSB:

    (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-KSB;


    (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-KSB; and

    (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,


/s/ Philip J. Myers
--------------------
Philip J. Myers
Chief Executive Officer and
Chief Financial Officer



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